WESTERN INVESTMENT LLC
              7050 S. Union Park Center, Suite 590
                      Midvale, Utah 84047

                     December 2, 2009

David Massey
c/o Joshua Massey
205 Willow Street   #350
Hamilton, MA   01982

      Re:      The Gabelli Global Multimedia Trust Inc. ("GGT")

Dear Mr. Massey:

Western Investment LLC ("Western") agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from your submission of a shareholder proposal to GGT for the 2010 annual meeting of shareholders proposing that the board of directors of GGT be de-classified (the "Shareholder Proposal"); provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this agreement. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Shareholder Proposal and any related transactions (each, a "Loss").

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Western prompt written notice of such claim or Loss (provided that failure to promptly notify Western shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, Western will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. Western may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

Western's indemnity is given in consideration for your submission of the Shareholder Proposal. This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof. If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

WESTERN INVESTMENT LLC

By:
Name:	Arthur D. Lipson
Title:	Managing Member

ACCEPTED AND AGREED:

___________________________
DAVID MASSEY